Exhibit 99.16

Execution Copy

LICENSE AGREEMENT

between

Eisai Inc.

and

Concordia Pharmaceuticals Inc.

Dated as of September 30, 2014

TABLE OF CONTENTS

ARTICLE 1	DEFINITIONS	1

1.1	Certain Defined Terms	1

1.2	Construction	3

ARTICLE 2	GRANT OF RIGHTS	3

2.1	Grants to Buyer	3

2.2	Retention of Rights by Seller	3

2.3	Sublicenses	4

2.4	No Implied Rights	4

ARTICLE 3	COMPLIANCE	4

3.1	Compliance with Legal Requirements	4

3.2	Compliance with Ethical Business Practices	5

3.3	Product Liability Claims	5

ARTICLE 4	UNAUTHORIZED SALES	6

4.1	Unauthorized Sales by Buyer	6

4.2	Unauthorized Sales by Seller	6

4.3	Incidental Crossover within Territories	6

ARTICLE 5	LICENSED TRADEMARKS	7

5.1	Use of Licensed Trademarks	7

5.2	Approval Procedures	8

5.3	Clearance, Registration, Prosecution and Maintenance of Licensed Trademarks	9

5.4	Enforcement of Licensed Trademarks and Licensed Copyrights	10

5.5	Redirect Web Traffic	11

5.6	No Implied Rights	11

ARTICLE 6	CONFIDENTIALITY	11

6.1	Confidentiality	11

ARTICLE 7	DISCLAIMER OF WARRANTIES	11

ARTICLE 8	INDEMNITY	12

8.1	Indemnification of Seller	12

8.2	Indemnification of Buyer	12

8.3	Indemnification Procedures	12

8.4	Limitation on Damages and Liability	12

8.5	Insurance	13

8.6	Limitation on Breaches	13

ARTICLE 9	TERM AND TERMINATION	13

9.1	Term	13

9.2	Termination for Material Breach	13

9.3	Termination for Insolvency	14

9.4	Mutual Agreement	14

9.5	Consequences of Termination	14

9.6	Accrued Rights; Surviving Obligations	15

ARTICLE 10	MISCELLANEOUS	15

10.1	Force Majeure	15

10.2	Dispute Resolution	15

10.3	Governing Law, Jurisdiction, Venue and Service	16

10.4	Notices	16

10.5	No Benefit to Third Parties	18

10.6	Waiver and Non-Exclusion of Remedies	18

10.7	Expenses	18

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10.8	Assignment	18

10.9	Amendment	18

10.10	Severability	19

10.11	Equitable Relief	19

10.12	English Language	19

10.13	Further Assurances	19

10.14	Relationship of the Parties	19

10.15	Counterparts	20

10.16	Entire Agreement	20

SCHEDULE

Schedule 1	Dainippon Owned Trademarks
Schedule 2	Licensed Copyrights
Schedule 3	Licensed Trademarks

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LICENSE AGREEMENT

This License Agreement (this “Agreement”) is made and entered into effective as of September 30, 2014 (the “Effective Date”), by and between Eisai Inc., a Delaware corporation (“Seller”), and Concordia Pharmaceuticals Inc., an international business company incorporated under the laws of Barbados (“Buyer”). Seller and Buyer may each be referred to herein as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, Seller and Buyer are parties to that certain Asset Purchase Agreement, dated as of September 3, 2014 (the “Asset Purchase Agreement”), pursuant to which, effective as of the Closing, Buyer is purchasing from Seller the Purchased Assets and assuming the Assumed Liabilities; and

WHEREAS, the Asset Purchase Agreement requires that Seller and Buyer enter into this Agreement at the Closing, pursuant to which Seller is granting to Buyer, and Buyer is accepting from Seller, the licenses and other rights set forth herein with respect to the Licensed Copyrights and Licensed Trademarks, subject to the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual promises and conditions hereinafter set forth and set forth in the Asset Purchase Agreement and the other Ancillary Agreements, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, do hereby agree as follows:

ARTICLE 1

DEFINITIONS

1.1 Certain Defined Terms. Unless otherwise specifically provided herein, the following terms shall have the meanings set forth in this Section 1.1. Capitalized terms not otherwise defined herein shall have the respective meanings ascribed thereto in the Asset Purchase Agreement.

1.1.1 “Agreement” has the meaning set forth in the preamble hereto.

1.1.2 “Asset Purchase Agreement” has the meaning set forth in the first recital hereto.

1.1.3 “Breaching Party” has the meaning set forth in Section 9.2.

1.1.4 “Buyer” has the meaning set forth in the preamble hereto.

1.1.5 “Buyer Indemnitees” has the meaning set forth in Section 8.2.

1.1.6 “Complaining Party” has the meaning set forth in Section 9.2.

1.1.7 “Dainippon Owned Trademarks” means the Trademarks listed on Schedule 1.

1.1.8 “Effective Date” has the meaning set forth in the preamble hereto.

1.1.9 “Licensed Copyrights” means all Copyrights in the Buyer Territory that are owned by Seller or any of Seller’s Affiliates and that are (a) used or held for use exclusively or primarily in connection with the Product Business or (b) embodied in the Product Records and Product Promotional Materials, including those Copyrights listed on Schedule 1.1.74 of the Asset Purchase Agreement, reproduced as Schedule 2 hereto.

1.1.10 “Licensed Trademarks” means (a) the Trademarks listed on Schedule 1.1.77 of the Asset Purchase Agreement, reproduced as Schedule 3 hereto and (b) any other Trademarks, including, for clarity, any trade dress, that the Parties develop under this Agreement for use on or in connection with the Product Business in the Buyer Territory in accordance with the procedures set forth in Section 5.1. For clarity, the Licensed Trademarks include the Dainippon Owned Trademarks.

1.1.11 “Notice” has the meaning set forth in Section 10.3.4.

1.1.12 “Notice Period” has the meaning set forth in Section 9.2.

1.1.13 “Officials” has the meaning set forth in Section 3.2.1

1.1.14 “Party” and “Parties” each has the meaning set forth in the preamble hereto.

1.1.15 “Payment” has the meaning set forth in Section 3.2.1

1.1.16 “Product Label” means, with respect to the Product in the Buyer Territory, (a) the Regulatory Authority-approved full prescribing information for the Product, including any required patient information and (b) all labels and other written, printed or graphic matter upon a container, wrapper or any package insert utilized with or for the Product in the Buyer Territory.

1.1.17 “Seller Indemnitees” has the meaning set forth in Section 8.1.

1.1.18 “Sublicensee” means a Third Party that is granted a sublicense by Buyer under the grant in Section 2.1, as provided in Section 2.3.

1.1.19 “Term” has the meaning set forth in Section 9.1.

1.1.20 “Territory” means the Seller Territory or the Buyer Territory, as applicable.

1.1.21 “UDRP” has the meaning set forth in Section 10.3.2.

1.2 Construction. Except where the context otherwise requires, wherever used, the singular includes the plural, the plural the singular, the use of any gender shall be applicable to all genders and the word “or” is used in the inclusive sense (and/or). The captions of this Agreement are for convenience of reference only and in no way define, describe, extend or limit the scope or intent of this Agreement or the intent of any provision contained in this Agreement. The term “including” and “include” and variations thereof shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” The language of this Agreement shall be deemed to be the language mutually chosen by the Parties and no rule of strict construction shall be applied against any Party. Unless otherwise specified or where the context otherwise requires, (a) references in this Agreement to any Article, Section or Schedule are references to such Article, Section or Schedule of this Agreement; (b) references in any Section to any clause are references to such clause of such Section; (c) “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement; (d) references to a Person are also to its permitted successors and assigns; (e) references to a Law include any amendment or modification to such Law and any rules or regulations issued thereunder, in each case, as in effect at the relevant time of reference thereto; (f) references to any agreement, instrument or other document in this Agreement refer to such agreement, instrument or other document as originally executed or, if subsequently amended, replaced or supplemented from time to time, as so amended, replaced or supplemented and in effect at the relevant time of reference thereto; (g) “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if” and (h) references to monetary amounts are denominated in U.S. dollars.

ARTICLE 2

GRANT OF RIGHTS

2.1 Grants to Buyer. Subject to the terms and conditions of this Agreement, Seller (on behalf of itself and its Affiliates) hereby grants to Buyer and its Affiliates:

2.1.1 subject to Section 5.4, a royalty-free, non-transferable (except as provided in Section 10.8) license, with the right to grant sublicenses in accordance with Section 2.3, to the Licensed Copyrights solely in the Buyer Territory and solely in order to Manufacture and Exploit the Product in the Buyer Territory, which license shall be exclusive as to the Licensed Copyrights that are used or held for use exclusively in connection with the Product Business and non-exclusive as to all other Licensed Copyrights; and

2.1.2 subject to Article 5, an exclusive, royalty-free, non-transferable (except as provided in Section 10.8) license, with the right to grant sublicenses in accordance with Section 2.3, to the Licensed Trademarks solely in the Buyer Territory and solely in order to Manufacture and Exploit the Product in the Buyer Territory.

2.2 Retention of Rights by Seller. Notwithstanding anything to the contrary in this Agreement, Seller retains, on behalf of itself and its Affiliates, licensees, Sublicensees and distributors, (a) all rights with respect to Exploiting or granting any Person the right to Exploit the Licensed Copyrights outside of the Product Business and (b) such rights in and to the Licensed Copyrights and Licensed Trademarks solely to the extent necessary or useful to

(i) Exploit the Product or any Other Product in the Seller Territory, (ii) exercise its rights or perform its obligations under this Agreement or any Ancillary Agreement, and (iii) Manufacture or have Manufactured the Product or any Other Product worldwide for Exploitation in the Seller Territory, subject to the terms and conditions of the Asset Purchase Agreement. Except as expressly granted herein, in the Asset Purchase Agreement or in the Supply Agreement, Seller grants no other right or license to any Intellectual Property Rights of Seller and its Affiliates, including any rights or licenses to the Licensed Copyrights or the Licensed Trademarks.

2.3 Sublicenses. Subject to Section 4 of the Dainippon Assignment and Assumption Agreement, Buyer shall have the right to grant sublicenses under the licenses granted in Section 2.1 through multiple tiers of Sublicensees; provided, that Buyer shall (a) remain jointly and severally liable for the performance or non-performance of any such Sublicensee and (b) provide to Seller a written notice setting forth in reasonable detail the nature of such sublicense and the identity of the Sublicensee (which written notice shall include a copy of any such proposed sublicense agreement (provided, that the financial terms of any such sublicense agreement may be redacted to the extent not pertinent to an understanding of Buyer’s obligations under this Agreement)). All sublicenses granted hereunder shall be consistent with the terms and conditions set forth in this Agreement. Moreover, the grant of any such sublicense shall not relieve Buyer of its obligations under this Agreement, except to the extent such obligations are performed by such Sublicensee, and any such sublicense shall at all times be subject to the terms of this Agreement. A copy of any sublicense agreement executed by Buyer pursuant to this Section 2.3 (with financial terms redacted) shall be provided to Seller within 14 days after its execution by Buyer and the applicable Sublicensee.

2.4 No Implied Rights. For the avoidance of doubt, Buyer and its Affiliates, licensees, Sublicensees and distributors shall have no right, express or implied, with respect to the Licensed Copyrights or the Licensed Trademarks except as expressly provided in Section 2.1. For clarity, except for the licenses granted to Buyer under the Licensed Trademarks, nothing herein grants Buyer or any of its Affiliates the right to use or to register any Domain Name (including both gTLDs and ccTLDs) or any social media name, tag or handle or similar identifier that incorporates in whole or in part any of the Seller Marks or any of the Licensed Trademarks, except for the Purchased Domain Names or a variant thereof in which only the “com”, “biz” or similar TLD component is changed, which use shall be permitted.

ARTICLE 3

COMPLIANCE

3.1 Compliance with Legal Requirements.

3.1.1 Buyer shall conduct, and shall ensure that its Affiliates, Sublicensees, and Third Party subcontractors and distributors conduct, all activities concerning the Product (including the Exploitation thereof), the Licensed Copyrights and the Licensed Trademarks in compliance with all applicable Laws, including cGMP, as applicable, except for such noncompliance that would not reasonably be expected to materially affect the Licensed Intellectual Property (or any material portion thereof).

3.1.2 Buyer shall not at any time, from and after the Effective Date, retain or use in any capacity in connection with the marketing, sale or distribution of the Product any Person who (a) has been debarred pursuant to (i) Section 306 of the Act or (ii) 42 U.S.C. §1320a–7 or (b) is the subject of a conviction described in such sections. From and after the Effective Date, Buyer shall promptly inform Seller in writing if Buyer, any of its Affiliates or any other Person connected with the marketing, sale or distribution of the Product in the Buyer Territory is debarred or is the subject of a conviction described in Section 306 of the Act or in 42 U.S.C. §1320a–7, or if any Litigation or investigation is pending or, to Buyer’s knowledge, is threatened, relating to the debarment or conviction of Buyer or any such Person.

3.2 Compliance with Ethical Business Practices.

3.2.1 Governments and International Public Organizations. Without limitation of the foregoing, Buyer warrants that none of its employees, officers or other members of its management (or any employees, officers or other members of management of any of its Affiliates) or, to its knowledge after reasonable inquiry, its agents (or those of its Affiliates) are officials, officers, agents, representatives of any Governmental Authority or international public organization. Buyer shall not make any payment, shall ensure that its Affiliates, and shall use commercially reasonably efforts to ensure that its Sublicensees, and Third Party contractors and distributors, do not make any payment, either directly or indirectly, of money or other assets, including to the compensation Buyer derives from this Agreement (collectively, a “Payment”), to government or political party officials, officials of international public organizations, candidates for public office, or representatives of other businesses or persons acting on behalf of any of the foregoing (collectively, “Officials”) where such Payment would constitute a violation of any applicable Law. Buyer acknowledges that no employee of Seller or its Affiliates has the authority to waive compliance by Buyer with this Section 3.2.1.

3.2.2 Exclusions List. Buyer shall not use (and shall cause its Affiliates not to use) any Person (including any employee, officer, director, Sublicensee or Third Party contractor or distributor) who is (or has been) on the Exclusions List of the Office of Inspector General, U.S. Department of Health & Human Services, or who is or has been in violation of the terms hereof in connection with the performance of any activities hereunder. Buyer certifies to Seller that, as of the Effective Date, Buyer has screened itself, its officers and directors, and its Affiliates, Sublicensees and Third Party contractors and distributors and their respective officers and directors, against the Exclusions List of the Office of Inspector General, U.S. Department of Health & Human Services and that it has informed Seller whether Buyer or any such other Person has been in violation of the terms hereof in connection with the performance of any activities hereunder. Buyer shall promptly notify Seller in writing if any such violation occurs or comes to its attention during the Term.

3.3 Product Liability Claims. As soon as it becomes aware, each Party shall give the other Party prompt written notice of any defect or alleged defect in the Product, any injury alleged to have occurred as a result of the use or application of the Product, and any circumstances that may give rise to Litigation relating to the Product, recall or market withdrawal of the Product or regulatory action that may affect the Exploitation of the Product, specifying, to the extent the Party has such information, the time, place and circumstances thereof and the names and addresses of the Persons involved. Each Party also shall furnish promptly to the other Party copies of all documents received in respect of any Litigation arising out of such alleged defect, injury or regulatory action; provided, that neither Party shall be required to furnish such documents if such disclosure could, in such Party’s reasonable discretion, (x) violate (i) applicable Law or (ii) any binding agreement entered into by such Party, including any confidentiality agreement to which such Party is a party (provided, that such Party shall use commercially reasonable efforts to obtain consent from any Third Party to any such binding agreement to enable such Party to disclose such information), (y) jeopardize any attorney/client privilege or other established legal privilege or (z) disclose any Trade Secrets.

ARTICLE 4

UNAUTHORIZED SALES

4.1 Unauthorized Sales by Buyer. Buyer (a) shall, and shall cause its Affiliates, licensees, Sublicensees and distributors to, distribute, market, promote, offer for sale and sell the Product only in the Buyer Territory, and (b) shall not, and shall not permit its Affiliates, licensees, Sublicensees or distributors to, distribute, market, promote, offer for sale or sell the Product directly or indirectly (i) to any Person in the Seller Territory or (ii) to any Person inside the Buyer Territory that is reasonably likely to directly or indirectly distribute, market, promote, offer for sale or sell the Product in the Seller Territory or assist another Person to do so. If Buyer or any of its Affiliates receives or becomes aware of receipt by a licensee, Sublicensee or distributor of any orders for the Product for the Seller Territory, such Person shall refer such orders to Seller. Buyer shall cause its Affiliates, licensees, Sublicensees and distributors to notify Buyer of any receipt of any orders for the Product in the Seller Territory.

4.2 Unauthorized Sales by Seller. Seller (a) shall, and shall cause its Affiliates, licensees, Sublicensees and distributors to, distribute, market, promote, offer for sale and sell the Product or any Other Product (except to the extent Seller is not prohibited from Exploiting such Other Product in the Buyer Territory pursuant to the Asset Purchase Agreement) only in the Seller Territory, and (b) shall not, and shall not permit its Affiliates, licensees, Sublicensees or distributors to, distribute, market, promote, offer for sale or sell the Product or any Other Product directly or indirectly (i) to any Person in the Buyer Territory (except with respect to any Other Product, to the extent Seller is not prohibited from Exploiting such Other Product in the Buyer Territory pursuant to the Asset Purchase Agreement) or (ii) to any Person inside the Seller Territory that is reasonably likely to directly or indirectly distribute, market, promote, offer for sale or sell the Product or any Other Product (except to the extent Seller is not prohibited from Exploiting such Other Product in the Buyer Territory pursuant to the Asset Purchase Agreement) in the Buyer Territory or assist another Person to do so. If Seller or any of its Affiliates receives or becomes aware of the receipt by a licensee, Sublicensee or distributor of any orders for the Product for the Buyer Territory, Seller shall refer such orders to Buyer. Seller shall cause its Affiliates, licensees, Sublicensees and distributors to notify Seller of any receipt of any orders for the Product in the Buyer Territory.

4.3 Incidental Crossover within Territories. Notwithstanding anything in this Agreement to the contrary, each Party acknowledges and agrees that certain advertising, promotion or marketing of the Product by the other Party, including the advertising, promotion and marketing of the Product through the use of the internet and pan-regional print advertisements and at conferences and seminars held outside the other Party’s Territory, may reach Persons in the other Party’s Territory, and that the other Party shall not be in breach of this Agreement for such activities so long as (a) the objective of such advertising, promotion or marketing of such other Party is to reach Persons within the other Party’s Territory or otherwise to promote sales of the Product (as applicable) in the other Party’s Territory, and (b) the receipt by Persons located inside its Territory of such advertising, promotion or marketing with respect to the Product is merely incidental to the objectives of such advertising, promotion or marketing. Further, each Party acknowledges that Product sold by the other Party to distributors outside of its Territory and intended for resale to end users outside of its Territory may end up being resold (through, for example, an internet sales channel) to end users in its Territory, and that the other Party shall not be in breach of this Agreement based on such resales so long as such other Party or any of its Affiliates, licensee, Sublicensees or distributors does not authorize such resales into the other Party’s Territory and complies with its obligations set forth in this Article 4; provided, however, that in the event of a resale of its Product involving crossover into the Territory of the other Party, each Party agrees to take commercially reasonable steps to identify the channel and parties involved in such resale and to prevent additional sales involving crossover into the Territory of the other Party by the same parties and the same or a similar channel.

ARTICLE 5

LICENSED TRADEMARKS

5.1 Use of Licensed Trademarks.

5.1.1 Buyer hereby acknowledges Seller’s (and, with respect to the Dainippon Owned Trademarks, Seller’s and its licensor’s) assertion of exclusive right, title and interest in and to the Licensed Trademarks, together with all goodwill associated therewith and all registrations and registration applications therefor, on a worldwide basis and acknowledges that nothing herein shall be construed to accord to Buyer any rights in the Licensed Trademarks except for the license right expressly conferred by this Agreement.

5.1.2 Buyer shall, and shall cause its Affiliates, licensees, Sublicensees and distributors to, (a) comply with all trademark usage guidelines, quality standards, business practices, methodology, policies and procedures and technical and operational specifications as may be reasonably specified by Seller from time to time in writing or as may be imposed by applicable Law with respect to the nature and quality of the Product and the manner of use of the Licensed Trademarks and (b) promptly make any changes to all Product Labeling, Product packaging and advertising, marketing, promotional or other materials bearing any of the Licensed Trademarks as Seller may reasonably request, and at Seller’s sole expense, to achieve compliance with clause (a).

5.1.3 Buyer shall not, and shall cause its Affiliates, licensees, Sublicensees and distributors not to, (a) use in their respective businesses, any Trademark that is confusingly similar to or a colorable imitation of, misleading or deceptive with respect to or that dilutes any (or any part) of the Licensed Trademarks, (b) take any action that reflects negatively on Seller or its licensor or that endangers, destroys or similarly affects, in any material respect, the Licensed Trademarks or the value of the goodwill associated with the Licensed Trademarks, (c) directly or indirectly, at any time challenge Seller’s (or, with respect to the Dainippon Owned Trademarks, Seller’s and its licensor’s) rights, title or interest in and to the Licensed Trademarks or in any registration or registration application therefor in any jurisdiction, (d) do or cause to be done or fail to do anything, the doing, causing or failing of which would contest or in any way impair or tend to impair the rights of Seller in and to the Licensed Trademarks or in any registrations or registration applications therefor in any jurisdiction, (e) represent to any Third Party that it has, in any jurisdiction, any ownership rights in or to the Licensed Trademarks or in any registration or registration application therefor or any other rights in the Licensed Trademarks other than the specific license rights conferred by this Agreement, or (f) register or attempt to register the Licensed Trademarks or any confusingly similar Trademark (including any translation or transliteration of any of the Licensed Trademarks or any colorable imitation thereof) as a Trademark with any Governmental Authority in its own name or in the name of any of its Affiliate or any Third Party in any jurisdiction.

5.1.4 [REDACTED]

5.1.5 Buyer acknowledges and agrees that no ownership rights are vested or created in the Licensed Trademarks anywhere in the world by the licenses and other rights granted in this Agreement (including, for clarity, Section 2.1) and that all use of the Licensed Trademarks by Buyer, its Affiliates, licensees, Sublicensees, and distributors and all goodwill generated in connection therewith, shall inure solely for and to the benefit of Seller. Seller acknowledges and agrees that use of the Purchased Domain Names and exercise of rights under the Domain Name Assignment Agreement under are not a violation of Section 5.1.3.

5.2 Approval Procedures.

5.2.1 Buyer shall submit to Seller for review and prior approval (which approval shall not be unreasonably withheld, conditioned, or delayed) any new, or any revisions to any existing, Product Label, Product packaging and advertising, marketing, promotional or other materials, in each case, bearing a Licensed Trademark, that Buyer wishes to use on or in connection with the Exploitation of the Product in the Buyer Territory. Seller shall use commercially reasonable efforts to review and to respond to each such submission as soon as is reasonably practicable and to notify Buyer in writing no later than [REDACTED] Business Days of Seller’s receipt of each such request for approval, whether Seller is approving or withholding its approval of such proposed new, or revisions to existing, Product Label, Product packaging, advertising, marketing, promotional or other materials bearing a Licensed Trademark, and the basis for any withholding of approval (including guidance for alternatives or revisions that will be acceptable [REDACTED]

5.2.2 During the Term, and after Buyer has complied with its Trademark clearance and consultation obligations set forth in Section 5.3, Buyer shall submit to Seller for review and prior approval any new Trademark, including, for clarity, any trade dress, logo or other Trademark, or any variation or derivative of an existing Licensed Trademark, that Buyer wishes to use on or in connection with the Exploitation of the Product in the Buyer Territory, which Trademarks (other than Buyer’s corporate name, trade name and corporate logo), upon approval (which approval shall not be unreasonably withheld, conditioned, or delayed) by Seller, shall be deemed Licensed Trademarks under this Agreement and subject to the terms hereof. Seller shall use commercially reasonable efforts to review and to respond to each such submission as soon as is reasonably practicable and to notify Buyer in writing no later than [REDACTED]. Business Days of Seller’s receipt of each such request for approval, whether Seller is approving or withholding its approval of such proposed new Licensed Trademark, and the basis for any withholding of approval [REDACTED]. At Seller’s reasonable request, Buyer shall, and shall cause its Affiliates, licensees, Sublicensees and distributors to, furnish to Seller representative samples of all goods and all Product Labeling, Product packaging, Product inserts and advertising, marketing, promotional or other materials bearing any of the Licensed Trademarks for quality control purposes, including web pages, brochures and stationery.

5.3 Clearance, Registration, Prosecution and Maintenance of Licensed Trademarks. Buyer acknowledges that, pursuant to the Dainippon License Agreement, Dainippon has all rights with respect to the registration, prosecution and maintenance of the Dainippon Owned Trademarks in the Buyer Territory. As between Seller and Buyer, Seller shall be responsible for the registration, prosecution and maintenance of the Licensed Trademarks in the Buyer Territory. To the extent that a particular Licensed Trademark is not already in use and registered for a Product in the Buyer Territory, prior to any use of, or efforts to register, any such Licensed Trademarks (including the Dainippon Owned Trademarks) or any derivative or variant thereof that becomes an approved Licensed Mark, Buyer shall (a) be solely responsible for conducting commercially reasonable trademark clearance searches and for assessing the availability of such Licensed Trademark for use on, and registration for, such Product in the Buyer Territory and (b) consult with Seller with respect to whether to proceed with the use or registration of each such Licensed Trademark. Except for the Dainippon Owned Trademarks and any derivative or variation thereof approved in accordance with the procedures set forth in Section 5.2.2, all registrations and applications for the other Licensed Trademarks shall be filed, prosecuted, registered and maintained in the name, and for the benefit, of Seller. All registrations and applications for the Dainippon Owned Trademarks and any derivative or variation thereof approved in accordance with the procedures set forth in Section 5.2.2 shall be filed, prosecuted, registered and maintained by, and in the name of, and for the benefit of Dainippon. All reasonable costs and expenses of, maintaining [REDACTED] clearing, registering and prosecuting, the Licensed Trademarks in the Buyer Territory shall be borne solely by Buyer.

5.4 Enforcement of Licensed Trademarks and Licensed Copyrights. As between Seller and Buyer, Seller shall have the right, but not the obligation, to enforce and defend the Licensed Trademarks and Licensed Copyrights in the Buyer Territory, including (a) defending against any alleged, threatened or actual claim by a Third Party that the use of the Licensed Trademarks or Licensed Copyrights in the Buyer Territory infringes, dilutes, misappropriates or otherwise violates any Trademark or Copyright of that Third Party or constitutes unfair trade practices or any other like offense, or any other claims as may be brought by a Third Party against a Party in connection with the use of or relating to the Licensed Trademarks or Licensed Copyrights with respect to the Product in the Buyer Territory and (b) taking such action as Seller deems necessary against a Third Party based on any alleged, threatened or actual infringement, dilution, misappropriation or other violation of, or unfair trade practices or any other like offense relating to, the Licensed Trademarks or Licensed Copyrights by a Third Party in the Buyer Territory; provided, that if Seller plans to cease, or ceases, any action with respect to the enforcement or defense of any of the Licensed Trademarks or Licensed Copyrights in the Buyer Territory, Seller shall notify Buyer of such plans in writing [REDACTED]. Seller agrees to consult with Buyer about actions to enable Buyer to make a claim in the event Seller does not take any action against a Third Party that is causing material injury to the Product Business by infringement, dilution, misappropriation or other violation of, or unfair trade practices or any other like offense relating to, any such Licensed Trademarks or Licensed Copyrights. [REDACTED] Buyer shall bear all costs and expenses relating to any enforcement action or defense commenced pursuant to this Section 5.4 and any settlements and judgments with respect thereto. Any damages or other amounts recovered in any such proceeding and payable to Seller [REDACTED], less Seller’s costs and expenses incurred in connection with any such proceeding, shall be paid to Buyer. Seller shall bear all costs and expenses relating to any enforcement action or defense commenced at its own initiative and not at Buyer’s request and shall have all rights to any damages or other amounts recovered in any such proceeding and payable to it [REDACTED]. Buyer shall provide to Seller all reasonable assistance requested by Seller in connection with any such action, defense, claim or suit under this Section 5.4, at Seller’s cost and expense, unless Buyer has requested the action, defense, claim or suit.

5.5 Redirect Web Traffic. Buyer shall place a hyperlink on the home page of any website associated with [REDACTED] and on the home page of its principal website for promoting the Products within the Buyer Territory, if different, which hyperlinks shall be placed in a manner, form and style mutually agreeable to the Parties, each acting reasonably, to direct Internet users originating from the Seller Territory to such website or websites as Seller may designate in writing. Seller shall place a hyperlink on the home page of any website associated with [REDACTED] and on the home page of its principal website for promoting the Products within the Seller Territory, if different, which hyperlinks shall be placed in a manner, form and style mutually agreeable to the Parties, each acting reasonably, to direct Internet users originating from the Buyer Territory to such website or websites as Buyer may designate in writing.

5.6 No Implied Rights. Buyer shall have no right to register, maintain, prosecute, enforce or defend the Licensed Trademarks except as set forth herein.

ARTICLE 6

CONFIDENTIALITY

6.1 Confidentiality. The rights and obligations of the Parties with respect to information disclosed hereunder (which shall constitute Non-Exclusive Information) shall be governed by the terms of Section 5.4 of the Asset Purchase Agreement; provided, that the term of the Parties’ respective confidentiality and non-use obligations shall continue for [REDACTED] years following the expiration or termination of this Agreement. The Confidentiality Agreement shall hereby be void and have no further force or effect.

ARTICLE 7

DISCLAIMER OF WARRANTIES

SELLER REPRESENTS AND WARRANTS TO BUYER THAT SELLER HAS THE RIGHT TO GRANT ALL LICENSE RIGHTS GRANTED IN THIS AGREEMENT. BUYER ACKNOWLEDGES AND AGREES THAT, EXCEPT FOR THE PRECEDING SENTENCE AND THE EXPRESS REPRESENTATIONS AND WARRANTIES CONTAINED IN SECTION 3.1 OF THE ASSET PURCHASE AGREEMENT, SELLER HAS MADE NO REPRESENTATION OR WARRANTY WHATSOEVER REGARDING THE LICENSED COPYRIGHTS OR THE LICENSED TRADEMARKS AND BUYER HAS NOT RELIED ON ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, BUYER ACKNOWLEDGES AND AGREES THAT, EXCEPT AS EXPRESSLY PROVIDED IN SECTION 3.1 OF THE ASSET PURCHASE AGREEMENT, BUYER IS LICENSING THE RIGHTS GRANTED HEREUNDER ON AN “AS IS, WHERE IS” BASIS WITHOUT ANY EXPRESS OR IMPLIED WARRANTIES, EITHER IN FACT OR BY OPERATION OF LAW, BY STATUTE OR OTHERWISE, INCLUDING ANY WARRANTY OF QUALITY, THE FITNESS FOR A PARTICULAR PURPOSE, MERCHANTABILITY, CONDITION OF THE ASSETS, AS TO THE NON-INFRINGEMENT OF ANY INTELLECTUAL PROPERTY RIGHTS OF ANY PERSON OR AS TO ANY OTHER MATTER.

ARTICLE 8

INDEMNITY

8.1 Indemnification of Seller. Buyer shall indemnify, defend and hold harmless Seller and its Affiliates, and their respective officers, directors, employees and agents (collectively, “Seller Indemnitees”) from and against, and compensate and reimburse the Seller Indemnitees for, any and all Losses suffered by them arising from or occurring as a result of: (a) any breach by Buyer of any term of this Agreement, (b) the fraud, gross negligence or willful misconduct on the part of any Buyer Indemnitee in the performance of Buyer’s obligations under this Agreement or (c) the Manufacture or Exploitation of the Product by or on behalf of Buyer, its Affiliates, licensees, Sublicensees or distributors (but excluding the Manufacture of the Product by or on behalf of Seller pursuant to the Supply Agreement), except, (i) in each case ((a), (b) and (c)), to the extent of those Losses for which Seller has an obligation to indemnify any Buyer Indemnitees pursuant to Section 8.2, as to which Losses each Party shall indemnify the other Party and the Seller Indemnitees or the Buyer Indemnitees, as applicable, to the extent of its liability for such Losses, and (ii) in the case of clause (i), to the extent the Loss is indemnifiable by Seller under the Supply Agreement.

8.2 Indemnification of Buyer. Seller shall indemnify, defend and hold harmless Buyer and its Affiliates, and their respective officers, directors, employees and agents (collectively, “Buyer Indemnitees”) from and against, and compensate and reimburse the Buyer Indemnitees for, any and all Losses suffered by them arising from or occurring as a result of: (a) any breach by Seller of any term of this Agreement, (b) the fraud, gross negligence or willful misconduct on the part of any Seller Indemnitee in the performance of Seller’s obligations under this Agreement or (c) the Manufacture or Exploitation of the Product in the Seller Territory or the Other Product by or on behalf of the Seller, its Affiliates, licensees, sublicensees or distributors (but excluding the Manufacture of the Product by or on behalf of Seller pursuant to the Supply Agreement and the Manufacture or Exploitation of the Product or any Other Product by or on behalf of Buyer, its Affiliates, licensees, Sublicensees or distributors), except, in each case ((a), (b) and (c)), for those Losses for which Buyer has an obligation to indemnify any Seller Indemnitee pursuant to Section 8.1, as to which Losses each Party shall indemnify the other Party and the Seller Indemnitees or the Buyer Indemnitees, as applicable, to the extent of its liability for such Losses.

8.3 Indemnification Procedures. All indemnification claims in respect of Buyer or any Buyer Indemnitee shall be made solely by Buyer and all indemnification claims in respect of Seller or any Seller Indemnitee shall be made solely by Seller and, in each case, shall be governed by Section 7.2 of the Asset Purchase Agreement. Notwithstanding anything herein to the contrary, the Parties’ respective indemnification obligations under this Article 8 shall not apply to any Losses for which such Party is entitled to indemnification under the Asset Purchase Agreement (excluding for this purpose application of the limitations in Section 7.3 of the Asset Purchase Agreement).

8.4 Limitation on Damages and Liability. [REDACTED]

[REDACTED]

8.5 Insurance. As of the Effective Date, Buyer shall have and maintain adequate insurance coverage, which policies shall be in effect during the Term and shall include products liability coverage and comprehensive general liability insurance of not less than $[REDACTED] provided, that if any such policy is held on a claims-made basis, such policy shall be maintained throughout the Term [REDACTED]. All insurers providing such policies shall have an AM Best (A-) or higher rating. Upon Seller’s reasonable request, Buyer shall provide Seller with certificates of insurance evidencing that the policies required to be maintained by Buyer hereunder are in full force and effect. Should any of the policies be cancelled, terminated or otherwise materially altered before the expiration date thereof, notice will be delivered in accordance with the policy provisions in writing to Seller.

8.6 Limitation on Breaches. [REDACTED]

ARTICLE 9

TERM AND TERMINATION

9.1 Term. The term of this Agreement shall commence on the Effective Date and shall continue in full force and effect until terminated in accordance with this Article 9 (such period, the “Term”).

9.2 Termination for Material Breach. In the event that either Party (the “Breaching Party”) breaches any of its material obligations under this Agreement, the other Party (the “Complaining Party”) may terminate this Agreement upon [REDACTED] days’ prior written notice (such [REDACTED] day period, the “Notice Period”) to the Breaching Party, specifying the breach and its claim of right to terminate; provided, that the termination of this Agreement shall not become effective at the end of the Notice Period if (a) the Breaching Party cures such breach during the Notice Period or (b) such breach cannot be cured during the Notice Period and the Breaching Party commences and diligently pursues actions to cure such breach within the Notice

Period, in which case the Breaching Party shall have an additional [REDACTED] day period to cure such breach before such termination becomes effective. [REDACTED]

9.3 Termination for Insolvency. Either Party may terminate this Agreement immediately upon written notice to the other Party if the other Party: (a) files in any court or with any other Governmental Authority, pursuant to any statute or regulation of any state or country, a petition in bankruptcy or insolvency or for reorganization or for an arrangement or for the appointment of a receiver or trustee of that Party or of its assets; (b) proposes a written agreement of composition or extension of its debts; (c) is served with an involuntary petition against it, filed in any insolvency proceeding, and such petition is not dismissed within 60 days after the filing thereof; (d) consents to the appointment or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of such Party or for any substantial part of its property or makes any assignment for the benefit of creditors; (e) admits in writing its inability to pay its debts generally as they become due; or (f) has issued or levied against its property any judgment, writ, warrant of attachment or execution or similar process that represents a substantial portion of its property.

9.4 Mutual Agreement. This Agreement may be terminated upon the mutual written agreement of Buyer and Seller at any time.

9.5 Consequences of Termination.

9.5.1 Termination of Agreement. Upon any termination of this Agreement pursuant to Section 9.2, Section 9.3 or Section 9.4, the licenses granted by Seller to Buyer under Sections 2.1.1 and 2.1.2, and any sublicenses related thereto entered into by Buyer pursuant to Section 2.4, shall terminate in their entirety.

9.5.2 Discontinued Use of Licensed Copyrights and Licensed Trademarks. Upon any termination described in Section 9.5.1, Buyer shall, and shall cause its Affiliates, licensees, Sublicensees and distributors to discontinue all use of the Licensed Copyrights and the Licensed Trademarks (including in connection with all Product Labels, packaging with respect to the Product and advertising, marketing, promotional or other materials bearing any of the Licensed Trademarks), but in any event, within [REDACTED] days, after any such termination [REDACTED].

9.5.3 Assignment of Domain Names and Social Media Identifiers Relating to Licensed Trademarks. Upon any termination described in Section 9.5.1, Buyer shall, and shall cause its Affiliates, licensees, Sublicensees and distributors to, assign and transfer to

Seller all of its and their rights, title and interest in and to, and all control over, any and all other domain names (both gTLDs and ccTLDs) and social media tags, handles and other identifiers (and any accounts relating thereto) consisting of, or incorporating, in whole or in part, any of the Licensed Trademarks, other than the Purchased Domain Names.

9.6 Accrued Rights; Surviving Obligations.

9.6.1 Accrued Rights. The termination or expiration of this Agreement for any reason shall be without prejudice to any rights that shall have accrued to the benefit of a Party prior to such termination or expiration. Such termination or expiration shall not relieve a Party from obligations that are expressly indicated to survive the termination or expiration of this Agreement.

9.6.2 Survival. Without limiting the foregoing, Sections 2.4, 9.5 and 9.6 and Article 3, Article 4, Article 6, Article 8 and Article 10 shall survive the termination or expiration of this Agreement for any reason.

ARTICLE 10

MISCELLANEOUS

10.1 Force Majeure. Neither Party shall be held liable or responsible to the other Party or be deemed to have defaulted under or breached this Agreement for failure or delay in fulfilling or performing any term of this Agreement when such failure or delay is caused by or results from events beyond the reasonable control of the non-performing Party, including fires, floods, earthquakes, hurricanes, embargoes, epidemics or pandemics, quarantines, war, acts of war (whether war be declared or not), terrorist acts, insurrections, riots, civil commotion, strikes, lockouts or other labor disturbances (whether involving the workforce of the non-performing Party or of any other Person), acts of God or acts, omissions or delays in acting by any Governmental Authority. The non-performing Party shall notify the other Party of such force majeure within 15 days after such occurrence by giving written notice to the other Party stating the nature of the event, its anticipated duration, and any action being taken to avoid or minimize its effect. The suspension of performance shall be of no greater scope and no longer duration than is necessary and the non-performing Party shall use commercially reasonable efforts to remedy its inability to perform.

10.2 Dispute Resolution. If a dispute arises between the Parties in connection with or relating to this Agreement or any document or instrument delivered in connection herewith (a “Dispute”), it shall be resolved pursuant to this Section 10.2.

10.2.1 General. Either Party shall have the right to refer any Dispute to the President and Chief Executive Officer of Seller and the President and Chief Executive Officer of Buyer who shall confer on the resolution of the issue. Any final decision mutually agreed to by such officers shall be conclusive and binding on the Parties. If such officers are not able to agree on the resolution of any such issue within [REDACTED] Business Days after such Dispute is first referred to them, either Party may, by written notice to the other Party, elect to initiate litigation in accordance with Section 10.3 for purposes of having the matter settled.

10.2.2 Interim Relief and Tolling. Notwithstanding anything herein to the contrary, (a) any relevant time period related to a matter that is the subject of a Dispute shall be tolled during any dispute resolution proceeding under this Section 10.2 and (b) nothing in this Section 10.2 shall preclude either Party from seeking interim or provisional relief, including a temporary restraining order, preliminary injunction or other interim equitable relief concerning a Dispute, if necessary to protect the interests of such Party. This Section 10.2.2 shall be specifically enforceable.

10.3 Governing Law, Jurisdiction, Venue and Service.

10.3.1 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, excluding any conflicts or choice of Law rule or principle that might otherwise refer construction or interpretation of this Agreement to the substantive Law of another jurisdiction.

10.3.2 Jurisdiction. Subject to Section 10.11, the Parties hereby irrevocably and unconditionally consent to the exclusive jurisdiction of the courts of the State of Delaware and the United States District Court for the District of Delaware for any action, suit or proceeding (other than appeals therefrom) arising out of or relating to this Agreement, and agree not to commence any action, suit or proceeding (other than appeals therefrom) related thereto except in such courts. The Parties irrevocably and unconditionally waive their right to a jury trial. Notwithstanding the foregoing, the Parties agree that Disputes relating to the Licensed Trademarks or Purchased Domain Names to the extent suitable for resolution under the Uniform Domain-Name Dispute-Resolution Policy (the “UDRP”) may be brought before the World Intellectual Property Organization or other providers of UDRP authorized by the Internet Corporation for Assigned Names and Numbers.

10.3.3 Venue. The Parties further hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding (other than appeals therefrom) arising out of or relating to this Agreement in the courts of the State of Delaware or in the United States District Court for the District of Delaware, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

10.3.4 Service. Each Party further agrees that service of any process, summons, notice or document by registered mail to its address set forth in Section 10.4.2 shall be effective service of process for any action, suit or proceeding brought against it under this Agreement in any such court.

10.4 Notices.

10.4.1 Notice Requirements. Any notice, request, demand, waiver, consent, approval or other communication permitted or required under this Agreement (each, a “Notice”) shall be in writing, shall refer specifically to this Agreement and shall be deemed given only if delivered by hand or sent by facsimile transmission or by email of a PDF attachment (with transmission confirmed) or by internationally recognized overnight delivery service that maintains records of delivery, addressed to the Parties at their respective addresses specified in Section 10.4.2 or to such other address as the Party to whom notice is to be given may have provided to the other Party at least 10 days prior to such address taking effect in accordance with this Section 10.4. Such Notice shall be deemed to have been given as of the date delivered by hand or internationally recognized overnight delivery service or confirmed that it was received by facsimile or by email (with receipt confirmed by telephone or email). Any Notice delivered by facsimile or email shall be confirmed by a hard copy delivered as soon as practicable thereafter.

10.4.2 Address for Notice.

If to Seller, to:

Eisai Inc.

100 Tice Blvd.

Woodcliff Lake, New Jersey 07677

Facsimile: [REDACTED]

Email: [REDACTED]

Attention: General Counsel

with a copy (which shall not constitute notice) to:

Covington & Burling LLP

1201 Pennsylvania Avenue, N.W.

Washington, DC 20004

Facsimile: (202) 778-5168

Email: mriella@cov.com

Attention: Michael J. Riella

If to Buyer, to:

Concordia Pharmaceuticals Inc.

Chancery House, High Street

Bridgetown, St. Michael, BB11128, BARBADOS

Attention: Managing Director

Facsimile: [REDACTED]

Email: [REDACTED]

with a copy (which shall not constitute notice) to:

Dorsey & Whitney LLP

TD Canada Trust Tower

Brookfield Place 161 Bay Street

Suite 4310

Toronto M5J 2S1

Canada

Facsimile: (416) 367-7370

Email: raymer.richard@dorsey.com

Attention: Richard Raymer

10.5 No Benefit to Third Parties. The covenants and agreements set forth in this Agreement are for the sole benefit of the Parties and their successors and permitted assigns, and, except for the rights of Buyer Indemnitees and Seller Indemnitees under Article 8, they shall not be construed as conferring any rights on any other Persons.

10.6 Waiver and Non-Exclusion of Remedies. Any term or condition of this Agreement may be waived at any time by the Party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the Party waiving such term or condition. The waiver by any Party of any right hereunder or of the failure to perform or of a breach by the other Party shall not be deemed a waiver of any other right hereunder or of any other breach or failure by said other Party whether of a similar nature or otherwise. The rights and remedies provided herein are cumulative and do not exclude any other right or remedy provided by applicable Law or otherwise available except as expressly set forth herein.

10.7 Expenses. Except as otherwise specified herein or in the Asset Purchase Agreement or in any other Ancillary Agreement, each Party shall bear any costs and expenses with respect to the transactions contemplated herein incurred by it.

10.8 Assignment. Neither this Agreement nor either Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by either Party without the prior written consent of the other Party shall be void and of no effect; provided, however, that either Party may assign or delegate any or all of its rights or obligations hereunder to an Affiliate without the prior written consent of the other Party; provided, further, that such assigning Party shall remain liable to fulfill its obligations hereunder from and after such assignment. Notwithstanding the foregoing, Buyer may, without the prior written consent of Seller (but upon notice to Seller), assign this Agreement to a third party that acquires all or substantially all of the assets of Buyer. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

10.9 Amendment. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by both Parties.

10.10 Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of either Party under this Agreement will not be materially and adversely affected thereby, (a) such provision shall be fully severable, (b) this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (c) the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and (d) in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and reasonably acceptable to the Parties.

10.11 Equitable Relief. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. Each Party hereby waives any requirement that the other Party post a bond or other security as a condition for obtaining any such relief.

10.12 English Language. This Agreement shall be written and executed in, and all other communications under or in connection with this Agreement shall be in, the English language. Any translation into any other language shall not be an official version thereof, and in the event of any conflict in interpretation between the English version and such translation, the English version shall control.

10.13 Further Assurances. Each Party shall duly execute and deliver, or cause to be duly executed and delivered, such further instruments and do and cause to be done such further acts and things, including the filing of such assignments, agreements, documents and instruments, as may be necessary or as the other Party may reasonably request in connection with this Agreement or to carry out more effectively the provisions and purposes hereof, or to better assure and confirm unto such other Party its rights and remedies under this Agreement. Buyer acknowledges and agrees, and shall provide Seller with such assistance as Seller may reasonably request, to record this Agreement, or to register or record Buyer and its Sublicensees as registered users of or licensees of the Licensed Trademarks, with any trademark office or other Governmental Agency in the Buyer Territory as Seller may deem necessary or desirable, at Seller’s cost and expense.

10.14 Relationship of the Parties. It is expressly agreed that Seller, on the one hand, and Buyer, on the other hand, shall be independent contractors and that the relationship between the two Parties shall not constitute a partnership, joint venture or agency. Neither Seller, on the one hand, nor Buyer, on the other hand, shall have the authority to make any statements, representations or commitments of any kind, or to take any action, which shall be binding on the other, without the prior written consent of the other Party to do so. All persons employed by a Party shall be employees of such Party and not of the other Party and all costs and obligations incurred by reason of any such employment shall be for the account and expense of such Party.

10.15 Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic transmission shall be effective as delivery of a manually executed original counterpart of this Agreement.

10.16 Entire Agreement. This Agreement, together with the Schedules expressly contemplated hereby and attached hereto, the Asset Purchase Agreement, the other Ancillary Agreements and the other agreements, certificates and documents expressly contemplated thereby and delivered in connection therewith contain the entire agreement among the Parties with respect to the transactions contemplated hereby and thereby and supersede all prior agreements, understandings, promises and representations, whether written or oral, among the Parties with respect to the subject matter hereof and thereof.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective Date.

EISAI INC.

By:	[REDACTED]
Name: [REDACTED]
Title: [REDACTED]

CONCORDIA PHARMACEUTICALS INC.

By:
Name:
Title:

[SIGNATURE PAGE TO LICENSE AGREEMENT]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective Date.

EISAI INC.

By:
Name:
Title:

CONCORDIA PHARMACEUTICALS INC.

By:	[REDACTED]
	Name:	[REDACTED]
	Title:	[REDACTED]

[SIGNATURE PAGE TO LICENSE AGREEMENT]

Schedule 1

Dainippon Owned Trademarks

Mark	Country	Status	Appl. No. Appl. Date	Reg. No. Reg. Date	Owner
[REDACTED]	[REDACTED]	[REDACTED]	[REDACTED]	[REDACTED]	[REDACTED]

S-1

Schedule 2

Licensed Copyrights

[REDACTED]

S-2

Schedule 3

Licensed Trademarks

Mark	Country	Status	Appl. No. Appl. Date	Reg. No. Reg. Date	Owner
[REDACTED]	[REDACTED]	[REDACTED]	[REDACTED]	[REDACTED]	[REDACTED]
[REDACTED]	[REDACTED]	[REDACTED]	[REDACTED]	[REDACTED]	[REDACTED]

S-3